# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figure Technology Solutions, Inc., CIK 0002064124
CUSIP: 349381103
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 100 West Liberty Street, Suite 600, Reno, Nevada (NV), 89501
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001764897

## Reporting persons
- Michael Scott Cagney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 53,702,304; sole dispositive power 0; shared dispositive power 53,702,304; aggregate amount beneficially owned 53,702,304 (24.2% of the class)
- June Ou: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 53,702,304; sole dispositive power 0; shared dispositive power 53,702,304; aggregate amount beneficially owned 53,702,304 (24.2% of the class)

## Item 1. Issuer
Name of issuer: Figure Technology Solutions, Inc.
Address of issuer's principal executive offices: 100 West Liberty Street, Suite 600, Reno, NV 89501

## Item 2. Person Filing
Name of person filing:
Each of the following is hereinafter individually referred to as a "Reporting Person" and collectively as the "Reporting Persons." This statement is filed on behalf of:

Michael Cagney

June Ou
Address of principal business office or, if none, residence:
The principal business address of each of the Reporting Persons is c/o Figure Technology
Solutions, Inc., 100 West Liberty Street, Suite 600, Reno, NV 89501.
Citizenship: Each of the Reporting Persons is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information presented below represents beneficial ownership of the shares of Class A Common Stock as of September 30, 2025, based upon 174,853,649 shares of Class A Common Stock outstanding as of September 30, 2025, as provided by the Issuer. The ownership information also assumes the respective conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer, and exercise of stock options disclosed below into shares of Class A Common Stock of the Issuer on a one-to-one basis.

The Reporting Persons beneficially own the following: (i) 6,878,993 shares of Class A Common Stock held directly by Ms. Ou; (ii) 24,970,450 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by Mr. Cagney; (iii) 10,685,585 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by various trusts for which the Reporting Persons are trustees; (iv) 2,237,012 shares of Class A Common Stock underlying shares of Class B Common Stock held directly by Rockfish LLC, over which the Reporting Persons maintain control; (v) 4,559,904 shares of Class A Common Stock underlying stock options held directly by Mr. Cagney that are fully vested; and (vi) 4,370,360 shares of Class A Common Stock underlying stock options held directly by Ms. Ou that are either fully vested or will vest within 60 days of September 30, 2025.
Percent of class: 24.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 53,702,304
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 53,702,304

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Material to be Filed as Exhibit:

Exhibit 1: Joint Filing Agreement

## Signatures
- Michael Scott Cagney: /s/ Michael Cagney, Michael Cagney (11/07/2025)
- June Ou: /s/ June Ou, June Ou (11/07/2025)